[Letterhead of Womble Carlyle Sandridge & Rice, PLLC]

Elizabeth O. Derrick

Direct Dial: (864) 255-5415

Direct Fax: (864) 255-5489

E-mail: bderrick@wcsr.com

September 30, 2005

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 6010

Washington D.C. 20549

Attention: Pamela A. Long

Re:	PokerTek, Inc.

Registration Statement on Form S-1

Filed August 4, 2005

Registration Statement on Form S-1/A

Filed September 13, 2005

File No. 333-127181

Ladies and Gentlemen:

On behalf of PokerTek, Inc. (the “Company”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated September 21, 2005 (the “Comment Letter”), relating to the above-referenced Registration Statement on Form S-1 filed on August 4, 2005, as amended on September 13, 2005 (the “Registration Statement”). The Company has revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which reflects these revisions.

The comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Comment Letter and are based upon information provided by the Company. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in Amendment No. 2. Page numbers referred to in the responses reference the applicable pages of Amendment No. 2.

On behalf of the Company, we advise you as follows:

General

1. We read your responses to comments 40 and 53 of our letter dated August 30, 2005 regarding the second sentence of the introductory paragraph of the section entitled “Description of Capital Stock” and the fourth and fifth sentences of the first paragraph of the section entitled “Where You Can Find More Information.” You may not qualify the disclosure in your prospectus by reference to disclosure located outside of your prospectus. Please refer to Rule 411 of Regulation C. In addition, your disclosure must be materially complete as investors are entitled to rely solely on your disclosure. Please either revise these sentences to comply with Rule 411 of Regulation C or delete them.

U.S. Securities and Exchange Commission

September 30, 2005

Response: The Company notes the Staff’s comment and has revised the disclosure on pages 48 and 57 of Amendment No. 2 as requested.

Dilution, page 20

2. We read your response to comment 16 of our letter dated August 30, 2005 and we reissue the comment. Please refer to Item 506 of Regulation S-K.

Response: The Company notes the Staff’s comment and has revised the disclosure on page 20 of Amendment No. 2 as requested.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

Critical Accounting Policies, page 25

3. We note in your response to comment 60 of our letter dated August 30, 2005 that the fair value of your common stock was contemporaneously made by the Company’s Board of Directors upon the grant date. Valuations performed by the board of directors, who are not independent of your company, generally would not provide credible support for asserted fair values substantially lower than the IPO price, particularly for grants issued within a few months of the IPO. In this regard, please expand this section to include the following information relating to the 2005 stock option grants through June 30, 2005:

•	A comprehensive discussion of the significant factors, assumptions and methodologies used in determining the fair value of your common stock,

•	The valuation alternative selected (i.e., market, income or asset-based approach) and the reason management chose not to obtain a valuation by an unrelated valuation specialist, and

•	A discussion of each significant factor contributing to the difference between the fair values, as of each grant date, and the estimated IPO price.

Response: The Company notes the Staff’s comment and has revised the disclosure on page 25 of Amendment No. 2 as requested.

Description of our Business, page 27

Market Segments, page 30

4. We note the disclosure in the second sentence of this section and in the section entitled “Overview of our Business” on page 27 regarding your agreement with the Seminole Tribe. Please file this agreement as an exhibit to your registration statement.

U.S. Securities and Exchange Commission

September 30, 2005

Response: The Company notes the Staff’s comment and has filed its agreement with the Seminole Tribe as Exhibit 10.19 to Amendment No. 2 as requested.

Financial Statements, page F-1

Note 8–Stockholders’ Equity, page F-13

5. Since your 2005 option grants were issued within twelve months of the date of the most recent balance sheet included in your registration statement, please revise your disclosure to include the information you previously provided supplementally in your response to comment 60 of our letter dated August 30, 2005. The information presented should be through June 30, 2005.

Response: The Company notes the Staff’s comment and has revised Note 8 to the Company’s financial statements on page F-14 to include the requested disclosure.

We hope that the above responses will be acceptable to the Staff. If you have any questions regarding Amendment No. 2 or the foregoing, kindly contact the undersigned at (864) 255-5415 or Robert M. Donlon of our Firm at (704) 331-4964. Thank you for your time and attention.

Very truly yours,

WOMBLE CARLYLE SANDRIDGE & RICE A Professional Limited Liability Company

/s/ Elizabeth O. Derrick
Elizabeth O. Derrick